NEW ENTERPRISE STONE & LIME CO., INC.

3912 Brumbaugh Road, P.O. Box 77

New Enterprise, PA 19103-2799

(814) 766-2211

July 26, 2013

Via EDGAR Submission

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention:              John Reynolds, Legal Branch Chief

Ruairi Regan

Re:                             New Enterprise Stone & Lime Co., Inc.
Registration Statement on Form S-4
Filed June 13, 2013
File No. 333-189282
Form 10-K for Fiscal Year Ended February 28, 2013
Filed May 29, 2013
File No. 333-176538

Ladies and Gentlemen:

This letter supplements the Registration Statement on Form S-4 (File No. 333-189282) (the “Registration Statement”) of New Enterprise Stone & Lime Co., Inc. a Delaware corporation (the “Issuer”) and the additional registrant guarantors named therein (together with the Issuer, the “Registrants”) with respect to an offer to exchange (the “Exchange Offer”) the Issuer’s unregistered 13% Senior Secured Notes due 2018 (the “Old Notes”) for new notes with terms identical to the corresponding series of Old Notes but which have been registered under the Securities Act of 1933, as amended (the “Securities Act”), and will not contain restrictions on transfer, registration rights or provisions for payment of penalty interest in case of non-registration (the “New Notes”). In connection with the Registration Statement, the Registrants hereby confirm and represent as follows:

1.             The Registrants are registering the Exchange Offer in reliance on the position and representations of the staff of the Securities and Exchange Commission (the “Commission”) set forth in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993) (collectively, the “No Action Letters”).

2.             The Registrants have not entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer and, to the best of the Registrants’ information and belief, each person participating in the Exchange Offer is acquiring the New Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer. In this regard, the Registrants will make each person participating in the Exchange Offer aware that, if such person is tendering Old Notes in the Exchange Offer with the intention of participating in any manner in a distribution of the New Notes, such person (i) cannot rely on the Commission’s position enunciated in the No Action Letters or interpretative materials to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act, in connection with a secondary resale transaction. The Registrants acknowledge that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the New Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 or Item 508, as applicable, of Regulation S-K.

3.             The Registrants will make each person participating in the Exchange Offer aware that any broker-dealer that will receive New Notes for its own account in exchange for any Old Notes that were acquired as a result of market-making activities or other trading activities may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes.

4.             Neither the Registrants nor any of their respective affiliates have entered into any arrangement or understanding with any broker-dealer to distribute the New Notes.

5.             The Registrants will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions, in substantially the form set forth below:

(a)                                 if the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, such broker-dealer will acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes received in respect of such Old Notes pursuant to the Exchange Offer, provided that, by so acknowledging and by delivering a prospectus, such exchange offeree will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act; and

(b)                                 if the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, such broker-dealer confirms that it has not entered into any arrangement or understanding with any of the

Registrants or any of their respective affiliates to distribute the New Notes.

If any additional supplemental information is required by the Commission, please feel free to contact Brian M. Katz of Pepper Hamilton LLP, whose telephone number and mailing address are shown on the facing sheet of the Registration Statement.

Sincerely,

New Enterprise Stone & Lime Co., Inc.

By:	/s/ Paul I Detwiler, III
Paul I. Detwiler, III
Director and President, Chief Executive Officer and Secretary

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